CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2008

(Unaudited)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

	October 31, 2008	April 30, 2008

ASSETS

Current assets
Cash and cash equivalents	$6,409,433	$13,275,874
Marketable securities at fair value	216,993	582,351
Receivables	402,583	442,519
Prepaid expenses	133,214	273,828

	7,162,223	14,574,572

Other receivables	123,493	115,826

Equipment (Note 3)	559,814	507,883

Mineral properties (Note 4)	38,376,211	27,071,981

	$46,221,741	$42,270,262

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$2,042,384	$1,192,271
Due to related parties	9,880	110,295

	2,052,264	1,302,566

Future reclamation costs (Note 5)	257,733	172,238

	2,337,497	1,474,804

Shareholders' equity
Capital stock (Note 7)
Authorized
Unlimited number of common shares without par value
Issued: 94,865,825 (April 30, 2008 – 84,595,825) common shares	66,213,461	60,948,053
Contributed surplus (Note 7)	13,480,268	10,496,726
Deficit	(35,781,985)	(30,649,321)

	43,911,744	40,795,458

	$46,221,741	$42,270,262

Commitments (Note 6)

On behalf of the Board:

“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF OPERATIONS
(Expressed in Canadian Dollars)

	Three Months Ended October 31		Six Months Ended October 31

	2008	2007	2008	2007
EXPENSES

Accretion (Note 5)	$12,790	$-	$14,712	$-
Amortization	68,780	23,805	105,897	47,332
Audit and accounting	182,927	6,576	207,736	55,953
Consulting	19,304	14,273	57,816	42,817
Directors fees (Note 9)	40,500	22,500	80,500	45,000
Insurance	17,220	20,928	32,970	31,005
Investor relations	74,401	116,874	116,679	187,341
Legal (Note 9)	107,941	20,998	162,260	60,563
Management fees (Note 9)	12,500	18,750	31,250	33,750
Office and administration	136,791	193,223	230,689	284,323
Property Investigations	11	-	1,118	-
Rent	54,364	20,916	101,744	40,198
Stock-based compensation (Note 7)	908,187	2,116,541	1,483,124	4,028,266
Transfer agent and filing fees	54,913	48,036	258,788	131,589
Travel	43,282	86,474	73,262	140,161
Wages and salaries	605,012	320,165	934,794	608,995
	2,338,923	3,030,059	3,893,339	5,737,293

OTHER INCOME(EXPENSES)
Interest income	54,882	123,032	143,435	269,192
Management income	-	5,000	-	20,000
Gain on disposition of Sinbad Claims	-	-	-	15,849
Loss on foreign exchange	(17,238)	-	(17,402)	-
Unrealized losses–marketable securities	(1,015,032)	(794,115)	(1,365,358)	(1,335,938)
	(977,388)	(666,083)	(1,239,325)	(1,030,897)

Loss for the period	$(3,316,311)	$(3,696,142)	$(5,132,664)	$(6,768,190)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.06)	$(0.09)

Weighted average number of common
shares outstanding	94,865,825	71,665,871	89,933,651	71,371,279

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended October 31		Six Months Ended October 31

	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(3,316,311)	$(3,696,142)	$(5,132,664)	$(6,768,190)
Items not affecting cash:
Accretion	12,790	-	14,712	-
Amortization	68,780	23,805	105,897	47,332
Interest income accrued on other receivables	876	-	1,946	-
Stock-based compensation	908,187	2,116,541	1,483,124	4,028,266
Unrealized gain–foreign exchange	(3,117)	-	(3,117)	-
Unrealized loss–marketable securities	1,015,032	794,115	1,365,358	1,335,938
Gain on Disposition of Sinbad Claims	-	-	-	(15,849)
	(1,313,763)	(761,681)	(2,164,744)	(1,372,503)

Non-cash working capital item changes
Receivables	(183,991)	(466,596)	30,323	(702,064)
Prepaid expenses	184,387	(107,366)	140,614	(238,127)
Payables and accrued liabilities	751,261	(848,322)	671,514	(1,346,663)
Due to related parties	9,880	-	(100,415)	-

Net cash used in operating activities	(552,226)	(2,183,965)	(1,422,708)	(3,659,357)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of mineral property	-		-	31,698
Marketable securities	-	-	(1,000,000)	(872,076)
Mineral properties	(1,559,372)	(2,733,376)	(4,332,585)	(4,491,693)
Acquisition of equipment	-	(5,441)	(94,156)	(35,458)

Net cash used in investing activities	(1,559,372)	(2,738,817)	(5,426,741)	(5,367,529)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	-	744,850	(16,992)	1,023,975

Net cash provided by (used in) financing activities	-	744,850	(16,992)	1,023,975

Net change in cash during the period	(2,111,598)	(4,177,932)	(6,866,441)	(8,002,911)

Cash and cash equivalents, beginning of period	8,521,031	10,486,438	13,275,874	14,311,417

Cash and cash equivalents, end of period	$6,409,433	$6,308,506	$6,409,433	$6,308,506

Cash and cash equivalents
Cash	$1,443,464	$622,247	$1,443,464	$622,247
Liquid short term investments	4,965,969	5,686,259	4,965,969	5,686,259

	$6,409,433	$6,308,506	$6,409,433	$6,308,506

Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance at April 30, 2007	70,912,072	$44,135,660	$3,888,533	$(17,716,117)	$30,308,076

Issued for (Note 7):
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828	-	-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the period	-	-	7,097,948	-	7,097,948
Less: fair value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)

Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for (Note 7):
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	10,270,000	5,282,400	1,500,418	-	6,782,818
Stock-based compensation for the period	-	-	1,483,124	-	1,483,124
Loss for the period	-	-	-	(5,132,664)	(5,132,664)

Balance at October 31, 2008	94,865,825	$66,213,461	$13,480,268	$(35,781,485)	$43,911,744

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2008.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended April 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except for the CICA guidelines adopted by the Company set out below.

Changes in Accounting Policies

Capital disclosures. In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. Refer to Note 11.

Financial instruments. Disclosures and financial instruments – presentation. In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. Refer to Note 12.

Going concern. Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d...)

Future Accounting Policies

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (Canadian “GAAP”), as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period which will be complete by 2011. As the International Accounting Standards Board currently has projects underway that should result in new pronouncements and since this Canadian convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, the Company is assessing the impact of the ultimate adoption of IFRS on the Company’s financial statements.

3.	EQUIPMENT

	October 31, 2008			April 30, 2008

		Accumulated	Net		Accumulated	Net
Description	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture & fixtures	$203,254	$96,760	$106,494	$190,014	$49,702	$140,312
Computer & office equipment	157,968	58,443	99,525	109,065	42,410	66,655
Computer software	51,993	30,179	21,814	48,147	24,736	23,411
Exploration equipment	386,792	103,263	283,529	294,953	76,667	218,286
Leasehold improvements	69,986	21,534	48,452	69,986	10,767	59,219

	$869,993	$310,179	$559,814	$712,165	$204,282	$507,883

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES

		Uranium		Gold & VMS
		Universal-			Southern
		Silver	Otter &		Golden
	Moran	Spruce	Portage	Golden	Promise	Other
	Lake	CMB JV	Lake	Promise	(Victoria Lake)	Claims	Totals
	$	$	$	$	$	$	$
Balance April 30, 2007	11,121,712	-	555,515	855,404	2,002,812	15,849	14,551,292
Drilling & trenching	3,868,218	-	-	489,962	5,922	-	4,364,102
Geology	5,121,264	-	22,278	71,756	50,537	-	5,291,377
Geophysics	352,133	-	68,885	-	112,145	-	589,509
Administration	585,538	-	22,592	33,885	614	-	662,177
Technical analysis	649,455	-	2,362	-	5,575	-	658,660
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	695,000	-	279,000	87,800	67,500	-	1,274,300
Credits received	(150,000)	-	-	-	(72,619)	-	(222,619)
Write offs/sales	-	-	-	-	-	(15,849)	(263,553)

Total for year	11,285,492	-	395,117	683,403	172,526	(15,849)	12,520,689
Balance April 30, 2008	22,407,204	-	950,632	1,538,807	2,175,338	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	-	471,101
Geology	2,707,983	29,750	-	3,103	1,806	-	2,742,642
Geophysics	2,029	27,057	-	-	3,745	-	32,831
Administration	224,427	1,451	-	14,336	429	-	240,643
Technical analysis	411,612	-	23,752	2,377	(465)	-	437,276
Future reclamation	26,394	44,854	-	-	-	-	71,248
Acquisition costs	170,000	7,132,327	-	32,400	-	-	7,334,727
Recovery- JV partner	-	(24,294)	-	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	-	(1,944)

Total for period	4,007,108	7,209,201	23,752	58,654	5,515	-	11,304,230

Balance October 31, 2008	26,414,312	7,209,201	974,384	1,597,461	2,180,853	-	38,376,211

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…) Cumulative totals as at October 31, 2008:

		Uranium		Gold & VMS
		Universal-
		Silver	Otter &		Southern
	Moran	Spruce	Portage	Golden	Golden Promise	Other
	Lake	CMB JV	Lake	Promise	(Victoria Lake)	Claims	Totals
	$	$	$	$	$	$	$
Drilling & trenching	7,130,323	-	94,697	1,137,028	570,987	-	8,933,035
Geology	12,571,095	29,750	57,419	107,598	500,927	-	13,266,789
Geophysics	1,628,797	27,057	131,785	-	441,258	-	2,228,897
Administration	1,561,649	1,451	30,357	102,522	105,443	-	1,801,422
Technical analysis	1,623,470	-	34,376	19,713	231,620	-	1,909,179
Future reclamation	190,278	44,854	-	-	2,387	-	237,519
Acquisition costs	2,125,000	7,132,327	625,750	230,600	423,000	-	10,536,677
Recovery- JV partner	-	(24,294)	-	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	-	(1,944)
Tax Credits received	(416,300)	-	-	-	(94,769)	-	(511,069)

Balance October 31, 2008	26,414,312	7,209,201	974,384	1,597,461	2,180,853	-	38,376,211

Universal – Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. $25,050 of legal costs were also incurred in relation to this acquisition. The terms of the warrants are more fully described in Note 7. Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000. Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit. Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

5.	FUTURE RECLAMATION COSTS

	October 31, 2008	April 30, 2008

Asset retirement obligation – beginning balance
	$172,238	$-
Liability incurred	70,783	166,736
Accretion expense	14,712	5,502

Asset retirement obligation – ending balance	$257,733	$172,238

The Company has legal obligations associated with its Moran Lake, Universal-Silver Spruce CMB JV and Southern Golden Promise mineral properties for cleanup costs when work programs are completed.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

5.	FUTURE RECLAMATION COSTS (cont’d…)

The total undiscounted amount of estimated cash flows required to settle the obligations is $282,066, which was adjusted for inflation at the rate of 2% and then discounted at 8%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

6.	COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver and St. John’s. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2008, shares and warrants were issued as follows:

•

the Company completed a public offering pursuant to which the Underwriter purchased 8,000,000 non flow- through units and 3,575,000 flow-through common shares at prices of $1.25 per Unit and $1.40 per Flow- Through Share, resulting in aggregate gross proceeds of $15,005,000. Each unit consisted of one common share and one transferable common share purchase warrant that entitles the holder to purchase one additional common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering. The Underwriter also received 694,500 warrants exercisable at $1.25 each until October 4, 2009 entitling the holder to one common share and one common share purchase warrant that entitles the holder to purchase an additional common share at a price of $1.80 until October 4, 2009.

•

20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

• 114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

•

1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681. An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

• 399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

During the six months ended October 31, 2008, shares and warrants were issued as follows:

•

20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•

10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 4). Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011. The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days. Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008. Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants. Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

Warrants

The following is a summary of warrants outstanding at October 31, 2008 and April 30, 2008 and changes during the periods then ended.

	October 31, 2008		April 30, 2008

		Weighted		Weighted
	Number	Average	Number	Average
	of Warrants	Exercise Price	of Warrants	Exercise Price

Outstanding, beginning of the period	8,694,500	$1.76	399,883	$1.25
Private placement/Issuance	7,500,000	1.00	8,694,500	1.76
Exercised	-	-	(399,883)	1.25

Outstanding, end of the period	16,194,500	1.41	8,694,500	1.76

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers. Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at October 31, 2008 and April 30, 2008 and changes during the periods then ended.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	October 31, 2008		April 30, 2008

		Weighted		Weighted
	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of the period	9,593,000	$1.71	8,981,984	$1.62
Exercised	-	-	(1,288,984)	0.59
Cancelled or expired	3,369,250	1.83	(1,100,000)	2.23
Granted	4,250,001	0.28	3,000,000	1.76

Outstanding, end of the period	10,473,751	$0.73	9,593,000	$1.71

Currently exercisable	5,463,750	$1.03

Due to the prolonged decline in market conditions, and to aid in employee retention, 2,850,000 stock options previously granted to non-insiders were re-priced at $0.87 per share. In addition, insiders gave back to the Company options to purchase 2,625,000 shares for cancellation, all of which were re-granted during the second quarter, at the prevailing market price.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the six months ended October 31, 2008 totaled $1,483,124 (2007 - $4,028,266). The weighted average fair value of options granted in the period was $0.28 (April 30, 2008 - $1.76) .

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the six months ended October 31, 2008:

	October 31, 2008	April 30, 2008

Risk-free interest rate	3.00%	3.06%
Expected life of options	5 years	5 years
Annualized volatility	91%	154%
Dividend rate	0%	0%

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

8.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the six months ended October 31, 2008:

	(a)	10,270,000 common shares valued at $5,282,400 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 7).

	(b)	Mineral property costs of $1,200,363 were incurred and included in accounts payable.

	(c)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

	(d)	Exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

The following were significant non-cash investing and financing transactions during the six months ended October 31, 2007:

(a)	A fair value of $440,131 was recognized in respect of options exercised.

(b)	A total of 320,000 common shares valued at $767,800 were issued for property acquisitions.

(c)	Exploration costs of $1,073,851 were included in payables and accrued liabilities.

9.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•

charged management fees of $Nil (2007- $20,000) to another public company with directors in common. During fiscal 2008, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at October 31, 2008 is an amount of $82,177 (April 30, 2008: $75,407) owing from this company.

	•	incurred management fees of $Nil (2007 – $15,000) to a director.

	•	incurred management fees of $31,250 (2007 – $18,750) to a private company controlled by an officer.

	•	incurred independent directors’ fees of $80,500 (2007 - $45,000). As of October 31, 2008, $9,880 (April 30, 2008: $3,334) was still owing to these directors

	•	incurred legal fees of $Nil (2007 – $20,393) to a law firm of which a director is a partner. At October 31, 2008, $Nil (April 30, 2008 - $106,961) was owed to this party.

	•	incurred geological consulting fees of $Nil (2007 – $13,050) to a private company owned by a former director.

	•	paid rent for its Newfoundland office of $54,792 (2007 - $Nil) to a private company that has a director in common.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

10.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America. All of the Company’s mineral properties and equipment are in Canada.

11.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company hedges its exposure to currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities 90 days or less from the original date of acquisition.

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.

12.	FINANCIAL INSTRUMENTS

The company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at October 31, 2008 and April 30, 2008, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at October 31, 2008, the Company has accounts payable denominated in US dollars of $68,834 and cash of $57,832 US dollars. For each $0.01 change in the Canadian dollar vs. the US dollar a $110 gain/loss would arise. Consequently, the Company is not exposed to significant currency risk at this time.

Credit risk

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2008
(Unaudited)
(Expressed in Canadian Dollars)

12.	FINANCIAL INSTRUMENTS (cont’d…)

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts. The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST receivable due from the Government of Canada.

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 11 to the interim financial statements. Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities. There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.